Exhibit (d)(4)

6480 Via Del Oro / San Jose, CA 95119 / +1-408-579-2800 / ExtremeNetworks.com

May 30, 2019

Private and Confidential

Aerohive Networks

Attn: David K. Flynn, President, CEO

1011 McCarthy Boulevard

Milpitas, CA 95035

United States

Ladies and Gentlemen:

This letter agreement (the “Letter Agreement”) sets forth certain understandings between Extreme Networks, Inc. (“Extreme”) and Aerohive Networks, Inc. (“Aerohive”) with respect to discussions between the parties hereto relating to a possible acquisition of Aerohive by Extreme (a “Transaction”).

In consideration for the time, effort and expense incurred and anticipated to be incurred by Extreme in connection with pursuing a Transaction, from the date hereof until the earlier of (i) 11:59 p.m. Eastern Time on June 30, 2019, (ii) the time a definitive written agreement providing for a Transaction is executed, (iii) the time Aerohive receives written notice from Extreme that Extreme is terminating negotiations with respect to a Transaction or (iv) the time that Extreme provides notice to Aerohive that it is proposing to decrease the purchase price with respect to the Transaction, such purchase price as stated in that letter from Extreme to Aerohive dated May 30, 2019 (the “Exclusivity Period”), Aerohive shall not, and shall cause its directors, officers, employees, controlled affiliates, advisors, attorneys, accountants, consultants, financial advisors and other representatives who are aware of the Transaction not to, directly or indirectly, (a) initiate, solicit, knowingly facilitate or knowingly encourage any inquiries, discussions or proposals regarding (including by providing any nonpublic information to any person or entity for the purpose of making, evaluating or determining whether to make or pursue any inquiries or proposals with respect to), (b) continue, propose, enter into or participate in negotiations or discussions with respect to, or (c) enter into any letter of intent, agreement in principle, acquisition agreement or other agreement or understanding providing for, any Alternative Transaction. Nothing contained herein shall prohibit Aerohive from taking and disclosing to the stockholders of Aerohive a position contemplated by Rule 14e-2(a) and Rule 14d-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). During the Exclusivity Period, Aerohive shall notify Extreme of any proposal regarding an Alternative Transaction within one business day of receipt of any such proposal and shall include in such notice the identity of the person or group of persons involved as well as the material terms of such proposal.

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The term “Alternative Transaction” means, other than a Transaction, any (a) direct or indirect acquisition or purchase by any person or entity (including any “group,” as such term is used under the Exchange Act) of beneficial ownership (as defined under the Exchange Act) of more than twenty percent (20%) of the voting securities of, or equity interests in (or securities convertible into or exchangeable for voting securities of, or equity interests in), Aerohive, (b) spin-off, sale, transfer, exclusive license or similar transaction involving a majority of the assets of Aerohive, or (c) a merger, consolidation, recapitalization, liquidation, dissolution, sale or similar transaction involving Aerohive pursuant to which the stockholders of Aerohive immediately preceding such transaction hold less than a majority of the equity interests in the surviving or resulting entity immediately following such transaction.

Extreme and Aerohive understand and agree that no contract or agreement providing for a Transaction shall be deemed to exist, directly or indirectly, between them unless and until a final definitive written agreement providing for a Transaction has been executed and delivered by the parties thereto and also agree that, unless and until a final definitive agreement providing for a Transaction has been so executed and delivered, neither of them shall be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this Letter Agreement except for the matters specifically agreed to in this Letter Agreement.

No provision of this Letter Agreement may be waived, amended or modified, in whole or in part, nor any consent given, unless, until and only to the extent approved in writing by a duly authorized representative of the applicable party to this Letter Agreement, which writing specifically refers to this Letter Agreement and the provision so amended or modified or for which such waiver or consent is given. In the event that any provision of this Letter Agreement is deemed invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions of this Letter Agreement will not in any way be affected or impaired thereby. This Letter Agreement may not be assigned by operation of law or otherwise without the express prior written consent of the non-assigning party hereto (and any such attempted assignment without consent shall be void). This Letter Agreement shall be binding upon and inure solely to the benefit of the parties hereto, and nothing in this Letter Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Letter Agreement.

This Letter Agreement will be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the conflict of laws principles thereof to the extent that such principles would direct a matter to another jurisdiction. Each party to this Letter Agreement agrees that it shall bring any action or proceeding in respect of any claim arising out of or related to this Letter Agreement exclusively in the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware and irrevocably submits to the exclusive jurisdiction of such courts.

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This Letter Agreement may be executed in any number of counterparts, including by pdf or facsimile transmission, and each of such counterparts shall for all purposes be deemed original, and all such counterparts shall together constitute one and the same instrument.

(Signature page follows)

If the terms of this Letter Agreement are in accordance with your understandings with Extreme, please sign and return the enclosed duplicate of this Letter Agreement, whereupon this Letter Agreement shall constitute a binding agreement between us.

Very truly yours,

Extreme Networks, Inc.

/s/ Ed Meyercord
Name:	Ed Meyercord
Title:	President & Chief Executive Officer

Accepted and agreed to as of the date first above written:

Aerohive Networks, Inc.

By:	/s/ David K. Flynn
Name:	David K. Flynn
Title:	President, CEO

Date:	May 31, 2019